UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2005.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-85904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	4
Notes to Financial Statements	5 - 13

Supplemental Schedules:
Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at End of Year) as of December 31, 2005	14
Form 5500, Schedule H, Item 4(j): Schedule of Reportable Transactions for the Year Ended December 31, 2005	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Organization, Compensation, and Nominating Committee of the Board of Directors of Dominion Resources, Inc. and the Trustee and Participants of the Dominion East Ohio Gas Union Savings Plan for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Dominion East Ohio Gas Union Savings Plan for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 16, 2006

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004

Assets:

Participant-Directed Investments	$158,601,272	$151,711,007

Nonparticipant-Directed Investments	6,571,657	4,756,898

Receivables	1,135,772	31,004

Total Assets	166,308,701	156,498,909

Liabilities:

Payables for Investments Purchased	2,231,783	31,223

Administrative Expenses Payable	94,358	65,842

Other Liabilities	415,393	314,355

Total Liabilities	2,741,534	411,420

NET ASSETS AVAILABLE FOR BENEFITS	$163,567,167	$156,087,489

The accompanying notes are an integral part of the financial statements.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions:
Investment Income:
Dividends	$2,274,169
Interest	243,100
Net Appreciation in Fair Value of Investments	9,882,247
Income from Master Trust	3,222,282

Total Investment Income	15,621,798

Contributions:
Participants	5,481,301
Employer	1,684,710

Total Contributions	7,166,011

Total Additions	22,787,809

Deductions:
Benefits Paid to Participants	14,731,436
Administrative Expenses	112,168

Total Deductions	14,843,604

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	7,944,205

TRANSFER OF PARTICIPANTS' ASSETS FROM THE PLAN TO OTHER PLANS	(464,527)

NET INCREASE	7,479,678

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	156,087,489

End of Year	$163,567,167

The accompanying notes are an integral part of the financial statements.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1.      DESCRIPTION OF PLAN

          The following description of the Dominion East Ohio Gas Union Savings Plan for Employees Represented by the Natural Gas Workers Union, Local 555, SEIU, AFL-CIO (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.
GENERAL - The Plan is a defined contribution plan covering union-eligible employees of The East Ohio Gas Company (the "Employer") who are 18 years of age or older. The East Ohio Gas Company is a wholly-owned subsidiary of Consolidated Natural Gas Company (the "Company" or "CNG"). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. ("Dominion"). The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N.A. serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

b.
CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 50% of their earnings each pay period, in increments of 1%. Contributions are subject to applicable Internal Revenue Code ("IRC") limitations. The Employer contributes amounts equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. The Employer's matching contribution is increased to 66.7% of each participant's contributions, not to exceed 4% of participant's eligible earnings, for employees who have 20 or more years of service.

c.
PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Employer's contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

d.	PARTICIPANTS - Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.
VESTING - Participants become vested in their own contributions and the earnings on these amounts immediately, and in the Employer's matching contribution and earnings thereon after three years of service.

f.
FORFEITED ACCOUNTS - At December 31, 2005 and 2004, forfeited non-vested accounts totaled $94 and $5,004, respectively. These accounts are used to reduce future Employer contributions. During the year ended December 31, 2005, Employer contributions were reduced by $5,004 from forfeited accounts.

g.	INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. As discussed in Note 1.k., effective July 6, 2005, the Plan provides for employee contributions to be invested in the following:

Dominion Stock Fund

Interest in Master Trust:

Dresdner Large Cap Growth Fund (Dresdner Fund)
Certus Stable Value Fund (Certus Fund)

Common/Collective Trusts:

Northern Trust Global Securities - Aggressive Growth
Northern Trust Global Securities - Conservative
Northern Trust Global Securities - Moderate
Large Cap Value Fund
Wilshire 4500 Index Fund
EB Mellon Total Return Fund
Mellon S&P 500 Index Daily Fund

 Mutual Funds:

Real Estate Fund
Small Cap Value Fund
Vanguard Explorer Fund
Euro Pacific Growth Fund

Employer Contributions: Employer's matching contributions are automatically invested in the Dominion Stock Fund. However, participants may transfer 100% of the value of the company match account into another investment option at anytime.

h.
PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

50% of the vested account balance or
$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan on a bi-monthly basis through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.
PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to participants at December 31, 2005 and 2004.

j.
FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.
PLAN CHANGES - In June 2005, the Plan approved the following changes to participant investment offerings, effective July 6, 2005: The underlying investments for the Capital Guardian Balanced - Aggressive Growth Fund, Capital Guardian Balanced - Conservative Balanced Fund, and the Capital Guardian Balanced - Moderate Fund (the Balanced Funds) were replaced. The Balanced Funds managed by the Capital Guardian Trust Company were transferred to similar balanced funds managed by the Northern Trust Global Securities. In addition, the Small Cap Growth Fund’s underlying investment, the RS Diversified Growth Fund, was replaced with the Vanguard Explorer Fund.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.
USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

c.
RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.	VALUATION OF INVESTMENTS:

(1)	Dominion Stock Fund - Investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2)
Investment in Certus Fund - The Certus Fund invests primarily in benefit-responsive guaranteed investment contracts, which are stated at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

(3)
Investment in Dresdner Fund - The Dresdner Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(4)	Mutual Funds - Investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(5)
Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(6)	Loans to Participants - Participant loans are valued at the outstanding loan balances.

e.	INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

f.	EXPENSES - The Plan's expenses are accrued as incurred and are paid by the Plan, as provided by the Plan document.

g.	PAYMENT OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper.

h.
TRANSFERS - Along with the Plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan.

i.
CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2005 and 2004, are investments in Dominion common stock amounting to approximately $60 million and $53 million, respectively, whose value could be subject to change based upon market conditions and company performance.

3.   INVESTMENTS

  The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2005	December 31, 2004

Interest in Certus Fund	$67,392,154	$69,383,393
Dominion Stock Fund*	6,432,259	4,755,687
Dominion Stock Fund	53,984,987	48,323,277

* Nonparticipant-directed

During 2005, the Plan's investments (including gains and losses on investments bought and sold) appreciated in value as follows:

Investments at Fair Value:
Mutual Funds	$888,457
Dominion Stock Fund	8,144,275

Investments at Estimated Fair Value:
Common/Collective Trust	849,515

Total	$9,882,247

4.        NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2005	December 31, 2004

Net Assets:
Investments:
Dominion Stock Fund	$6,432,259	$4,755,687
Common/Collective Trusts	139,398	1,211

Total Investments	6,571,657	4,756,898

Receivables	157,805	2,772

Total Assets	6,729,462	4,759,670

Liabilities:
Payables for Investments Purchased	174,586	2,798
Administrative Expenses Payable	5	4
Other Liabilities	96	--

Total Liabilities	174,687	2,802

Net Assets Available for Benefits	$6,554,775	$4,756,868

Year Ended December 31, 2005
Changes in Net Assets:
Net Appreciation in Fair Value of Investments	$220,377
Dividends	59,143
Interest	378
Contributions	1,684,710
Benefits Paid to Participants	(139,366)
Administrative Expenses	(361)
Transfers to Participant-Directed Investments	(6,829)
Transfers of Participants' Assets to Other Plans	(20,145)

Net Increase in Net Assets	$1,797,907

5.         PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6.         PLAN INTEREST IN MASTER TRUST

The Plan's investment in the Certus Fund and the Dresdner Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Certus Fund - At both December 31, 2005 and 2004, the Plan's interest in the net assets of the Certus Fund was approximately 11%. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the Certus Fund:

	December 31, 2005	December 31, 2004

Guaranteed Investment Contracts (contract value)	$610,630,337	$583,020,568
Short-term Investment Fund (estimated fair value)	18,297,536	27,315,302
Registered Investment Companies	7,420,613	10,955,564
Interest Receivable	2,205,651	2,138,217

Total	$638,554,137	$623,429,651

 Investment income for the Certus Fund is as follows:

Year Ended December 31, 2005

Registered Investment Companies	$487,314
Net Investment Appreciation	487,314

Interest	27,680,666
Less: Investment Expenses	(1,091,198)

Total	$27,076,782

The aggregate fair value of the benefit-responsive investment contracts and short-term investments of the Certus Fund at both December 31, 2005 and 2004, was approximately $635 million. The average yield on assets on December 31, 2005 and 2004, was estimated at 4.62% and 4.53%, respectively. The average duration of investment contracts within the Certus Fund was 3.06 years at December 31, 2005 and 2.84 years at December 31, 2004. The crediting interest rates used to determine fair value for the contracts as of December 31, 2005 ranged from 2.74% to 6.23%. The crediting rates on certain of these contracts reset periodically, based upon individual contract terms, and have interest rates of not less than 0%. In the event of certain Plan-initiated events, such as premature termination of the contracts by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives, contracts will not be eligible for book value disbursements. Such events may cause liquidation of all or a portion of a contract at a market value adjustment.

Dresdner Fund - At December 31, 2005 and 2004, the Plan's interest in the net assets of the Dresdner Fund was approximately 7% and 9%, respectively. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the Dresdner Fund:

	December 31, 2005	December 31, 2004

Corporate Stocks	$51,918,696	$46,859,209
Short-term Investment Fund (estimated fair value)	2,119,170	745,744
Registered Investment Companies	8,066,395	2,804,805
Payables	(59,143)	(58,096)
Total	$62,045,118	$50,351,662

Investment income for the Dresdner Fund is as follows:

Year Ended December 31, 2005

Interest	$58,265
Dividends	378,345
Net Appreciation in Fair Value of Investments	4,449,398

Total	$4,886,008

7.       FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust under Sections 401(a) and 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on February 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common / Collective Trusts and a Master Trust managed by Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 785,381 and 783,569 shares, respectively, of common stock of Dominion, the sponsoring employer, with a cost basis of approximately $49 million and $41 million, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of approximately $2 million.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
FORM 5500, SCHEDULE H, ITEM 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Description	Cost	Current Value

Dominion Stock Fund*	$49,055,249	$60,417,246

Common/Collective Trusts:
EB Temporary Investment Fund*	1,369,597	1,369,597
Large Cap Value Fund	432,004	495,532
EB Mellon Total Return Fund*	1,219,398	1,365,285
Wilshire 4500 Index Fund*	962,467	1,085,889
Mellon S&P 500 Index Daily Fund*	7,154,131	8,092,315
Northern Trust Global Securities - Conservative	433,154	441,410
Northern Trust Global Securities - Moderate	2,635,706	2,251,850
Northern Trust Global Securities - Aggressive Growth	3,261,731	3,447,166

	17,468,188	18,549,044

Mutual Funds:
Real Estate Fund	2,048,791	2,124,293
Euro Pacific Growth Fund	2,063,888	2,709,213
Vanguard Explorer Fund	1,104,176	844,629
Small Cap Value Fund	4,549,629	4,671,958

	9,766,484	10,350,093

Loans to Participants (range of interest rates - 6.25%-8.00%)	4,122,247	4,122,247

TOTAL	$80,412,168	$93,438,630

* A party-in-interest as defined by ERISA.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN
FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS
WORKERS UNION, LOCAL 555, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2005
FORM 5500, SCHEDULE H, ITEM 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Number of Transactions	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Net Gain

461,218	Dominion Stock Fund*	131	$34,482,169	$ -	$ -	$ -
430,823	Dominion Stock Fund*	263	-	32,933,393	24,790,393	8,143,000
26,329,853	EB Temporary Investment Fund*	175	26,329,853	-	-	-
25,010,724	EB Temporary Investment Fund*	116	-	25,010,724	25,010,724	-

*A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE NATURAL GAS WORKERS UNION, LOCAL 555, SEIU, AFL-CIO (name of plan)
Date: June 22, 2006	/s/ Anne M. Grier
Anne M. Grier Chair, Dominion Resources Services, Inc. Administrative Benefits Committee